Legacy Acquisition Corporation

1308 Race Street, Suite 200

Cincinnati, Ohio 45202

Telephone: (513) 618-7161

October 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russell Mancuso

Re:	Legacy Acquisition Corp.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted September 20, 2017
CIK No. 0001698113

Dear Mr. Mancuso:

On behalf of Legacy Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 19, 2017, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on September 20, 2017 (the “Draft Registration Statement”), pursuant to discussions with the Staff.

As discussed with the Staff, a marked copy of select pages of the Draft Registration Statement, reflecting proposed changes to the Draft Registration Statement in response to the second matter set forth below, is contained herewith.

1.	We hereby confirm that all of the institutional investors whose arrangements with the Company’s sponsor are described in the “Underwriting” section of the Draft Registration Statement are “accredited investors” as defined in Rule 501 of Regulation D.

2.	We propose to revise the “Underwriting” section of the Draft Registration Statement to clarify that any reduction to the ownership interests of such institutional investors in the Company’s sponsor, or the number of founder shares and private placement warrants that may be purchased from the Company’s sponsor, is subject to the respective portion of approximately 11,000,000 shares of Class A common stock held by each such investor following the consummation of the Company’s initial business combination.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or reach him by telephone at (212) 370-1300.

Sincerely,

/s/ Edwin J. Rigaud
Edwin J. Rigaud

cc:	Ellenoff Grossman & Schole LLP
Freshfields Bruckhaus Deringer US LLP

Enclosure

us so long as they are held by our sponsor or its permitted transferees (except as described below under "Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants"). If the private placement warrants are held by holders other than our sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering. Our sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis.

Expressions of Interest

Certain members of our sponsor, each an institutional entity unaffiliated with our management team, have expressed an interest in purchasing units in this offering. Each such investor's ownership interests in our sponsor will be subject to reduction in the event that such investor does not own ~~a certain~~the number of shares of Class A common stock equal to the number of shares underlying the units for which such investor has provided an expression of interest following the consummation of our initial business combination. There can be no assurance that such entities will acquire any units in this offering or what amount of equity such entities will retain, if any, upon the consummation of our initial business combination.

In addition, an additional institutional investor unaffiliated with our management team or sponsor has entered into an agreement with our sponsor pursuant to which such investor has the option to purchase up to 600,000 founder shares and 1,400,700 private placement warrants from our sponsor, at the cost paid by the sponsor, at any time beginning on the date of the consummation of the business combination and terminating the date thereafter. Such investor has expressed an interest in purchasing units in this offering. The number of founder shares and private placement warrants that such investor may purchase pursuant to its option will be reduced in the event that such investor does not own ~~a certain~~the number of shares of Class A common stock equal to the number of shares underlying the units for which such investor has provided an expression of interest at the time that the investor exercises its option. There can be no assurance that such investor will acquire any units in this offering or what amount of equity such investor will retain, if any, upon the consummation of our initial business combination.

In the aggregate, such investors have expressed interest in purchasing approximately 11,000,000 units in this offering, based upon the offering size on the front cover of this prospectus. In the event that such investors purchase such units and vote them in favor of our initial business combination, it is possible that no votes from other public shareholders would be required to approve our initial business combination, depending on the number of shares that are present at the meeting to approve such transaction. As a result of the founder shares and private placement warrants that these institutions may own directly, or indirectly, they may have different interests with respect to a vote on an initial business combination than other public shareholders.

{00543934.DOCX.~~5~~6}

Our sponsor has committed, pursuant to a written agreement, to purchase an aggregate of 17,500,000 private placement warrants (and a percentage of 1,800,000 additional private placement warrants equal to the percentage of the over-allotment option exercised (up to 19,300,000 private placement warrants in the aggregate if the over-allotment is exercised in full)) for a purchase price of $0.50 per warrant in a private placement that will occur simultaneously with the closing of this offering. As such, our sponsor's interest in this transaction is valued at between $8,750,000 and $9,650,000, depending on the number of private placement warrants purchased. Each private placement warrant entitles the holder to purchase one-half of one share of our Class A common stock at $5.75 per share. The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of our initial business combination.

Certain members of our sponsor, each an institutional entity unaffiliated with our management team, have expressed an interest in purchasing units in this offering. Each such investor's ownership interests in our sponsor will be subject to reduction in the event that such investor does not own ~~a certain~~the number of shares of Class A common stock equal to the number of shares underlying the units for which such investor has provided an expression of interest following the consummation of our initial business combination. There can be no assurance that such entity will acquire any units in this offering or what amount of equity such entity will retain, if any, upon the consummation of our initial business combination.

In addition, an additional institutional investor unaffiliated with our management team or sponsor has entered into an agreement with our sponsor pursuant to which such investor has the option to purchase up to 600,000 founder shares and 1,400,700 private placement warrants from our sponsor, at the cost paid by the sponsor, at any time beginning on the date of the consummation of the business combination and terminating the date thereafter. Such investor has expressed an interest in purchasing units in this offering. The number of founder shares and private placement warrants that such investor may purchase pursuant to its option will be reduced in the event that such investor does not own ~~a certain~~the number of shares of Class A common stock equal to the number of shares underlying the units for which such investor has provided an expression of interest at the time that the investor exercises its option. There can be no assurance that such investor will acquire any units in this offering or what amount of equity such investor will retain, if any, upon the consummation of our initial business combination.

In the aggregate, such institutional investors have expressed interest in purchasing approximately 11,000,000 units in this offering, based upon the offering size on the front cover of this prospectus.

As more fully discussed in "Management — Conflicts of Interest," if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Our executive officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

We will enter into an Administrative Services Agreement pursuant to which we will pay (commencing on the effective date of this registration statement) our sponsor a total of $10,000 per month for office space, utilities, secretarial support and other administrative and consulting services. None of the $10,000 per month payment will be received by our officers or directors or their affiliates. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Accordingly, in the event the consummation of our initial business combination takes the maximum 24 months, our sponsor will be paid a total of $240,000 ($10,000 per month) for office space, utilities, secretarial support and other administrative and consulting services and will be entitled to be reimbursed for any out-of-pocket expenses.

We may pay our executive officers, directors, members of our Advisory Council or other members of our sponsor for consulting related services, such as due diligence, in connection with the investigation of potential target companies with which we are in discussion.

Our sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will

{00543934.DOCX.~~5~~6}

offering price for the units was determined by negotiations between us and the representative.

The determination of our per unit offering price was more arbitrary than would typically be the case if we were an operating company. Among the factors considered in determining initial public offering price were the history and prospects of companies whose principal business is the acquisition of other companies, prior offerings of those companies, our management, our capital structure, and currently prevailing general conditions in equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the units, Class A common stock or warrants will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our units, Class A common stock or warrants will develop and continue after this offering.

An institutional investor, ArrowMark Colorado Holdings LLC ("ArrowMark"), unaffiliated with our management team or sponsor, has entered into an agreement with our sponsor pursuant to which such investor has the option to purchase up to 600,000 founder shares and 1,400,700 private placement warrants from our sponsor, at the cost paid by the sponsor, at any time beginning on the date of the consummation of our initial business combination and terminating the date thereafter. The number of founder shares and private placement warrants that ArrowMark may purchase pursuant to its option will be reduced in the event that ArrowMark does not own a certainthe number of shares of Class A common stock equal to the number of shares underlying the units for which ArrowMark has provided an expression of interest at the time that it exercises its option.

In addition, certain institutional investors have expressed interest in purchasing approximately $110 million of units in this offering, in the aggregate, based upon the offering size on the front cover of this prospectus, including but not limited to ArrowMark, and Coliseum Capital Management, LLC ("Coliseum") and Park West Asset Management LLC ("Park West"), each an institutional entity that is a member of our sponsor and unaffiliated with our management team. The expression of interest by each of ArrowMark, Coliseum and Park West exceeds 5% of the units we are offering, based upon the offering size on the front cover of this prospectus. The ownership interests of each such institutional investor in our sponsor will be subject to reduction in the event that such investor does not own a certainthe number of shares of Class A common stock equal to the number of shares underlying the units for which such investor has provided an expression of interest following the consummation of our initial business combination. There can be no assurance that any of the institutional investors will acquire any units in this offering or what amount of equity such entities will retain, if any, upon the consummation of our initial business combination. The ownership interests of such institutional investors in our sponsor, or the number of founder shares and private placement warrants that may be purchased by ArrowMark from our sponsor, will be reduced on behalf of any such institutional investor that owns less than its respective portion of approximately 11,000,000 shares of Class A common stock following the consummation of our initial business combination.

We expect our units to be listed on NYSE under the symbol "LGCU" and, once the common stock and warrants begin separate trading, to have our common stock and warrants listed on NYSE under the symbols "LGC" and "LGCW", respectively.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option.

	Paid by Legacy Acquisition Corp.	
	No Exercise	**Full Exercise**
Per Unit[(1)]	$0.55	$0.55
Total[(1)]	$16,500,000	$18,975,000

(1) Includes $0.35 per unit, or approximately $10,500,000 (or $12,075,000 if the option is exercised in full) in the aggregate payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described herein. The deferred commissions will be released to the underwriters only on completion of an initial business combination, in an amount equal to $0.35 multiplied by the number of shares of common stock sold as part of the units in this offering, as described in this prospectus.

In addition, we have agreed to pay for the FINRA-related fees and expenses of the underwriters' legal counsel, not to exceed $25,000.

{00543934.DOCX.56}